Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2015

In this report, as used herein, and unless the context suggest otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.769 to $1.00, the representative exchange rate reported by the Bank of Israel on June 30, 2015.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2015 and 2014 and the notes thereto (the “Financial Statements”), which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on September 24, 2015. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results, including the timing of future events, may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our 2014 annual report on Form 20-F filed with the SEC on April 16, 2015 (the “Annual Report”) and elsewhere in this report.

Overview

Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our advertising mobile marketing business enables developers to make decisions on where to spend advertising budgets to produce the highest yield and the most visibility.

Our headquarters and primary research and development facilities are located in Israel, and we have other offices located in the United States and France.

Recent Acquisitions

On February 10, 2015, we consummated the acquisition of Make Me Reach SAS, a private French company headquartered in Paris, France (“Make Me Reach”). The purchase price was $6.4 million in cash, after giving effect to a working capital adjustment, and $4.4 million in the form of 1,437,510 ordinary shares. In the subsequent 12 months post-closing, the founder of Make Me Reach may be entitled to receive an additional amount of $0.4 million in cash and $0.4 million in ordinary shares. In addition, certain key employees of Make Me Reach are entitled to retention payments in an aggregate amount of up to $0.8 million, of which, $0.15 million was paid in cash and $0.06 million was paid in the form of 18,998 ordinary shares at closing. In the subsequent 12 months post-closing, certain key employees may be entitled to receive the remaining balance of the retention payment of up to $0.4 million in cash and $0.2 million in ordinary shares. Make Me Reach is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors.

Please see Note 2 of this report on Form 6-K for a summary of significant accounting policies. In addition, please see Part I, Item 5, "Critical Accounting Policies and Estimates" in our 2014 Annual Report.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the interim consolidated financial statements included in this report.

Legal Proceedings

We are involved in various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 7 to the Financial Statements.

Results of Operations

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Revenues

The following table shows our revenues by category (in thousands of U.S. dollars):

	Six months ended June 30
	2014	2015

Search	$189,346	$83,712
Advertising and other	35,012	16,994
Total Revenues	$224,358	$100,706

Revenues decreased by 55%, from $224.4 million in the first half of 2014, to $100.7 million in the first half of 2015. This decrease was primarily a result of the significantly lower customer acquisition costs, as discussed below.

Search revenues. Search revenues decreased by 56%, from $189.3 million in the first half of 2014, to $83.7 million in the first half of 2015. Since the second half of 2014, with the somewhat reduced level of revenues and primarily a lack of visibility regarding the future revenues from newly acquired users, we drew back on our customer acquisition costs which caused our revenues to decline. In addition, revenues in the first half of 2015 were reduced by $12.7 million of customer acquisition costs which were offset directly from revenues. We expect search-generated revenues to continue and be our main source of revenues in the second half of 2015 and into 2016. However, as a result of our decision to exit certain parts of the download industry and thus significantly reduce our customer acquisition costs which drive the sales in this industry, we expect a comparative decline in our search revenues on a year over year basis through the end of 2015.

Advertising and other revenues. Advertising and other revenues decreased by 51%, from $35.0 million in the first half of 2014 to $17.0 million in the first half of 2015. Advertising revenues, for the most part, benefit from the distribution achieved for our search revenues, which relied on partners we no longer are able to work with. Therefore, as with the continued trend in search-generated revenues, we expect a continued decline in our advertising revenues in the second half of 2015 and into 2016.

Costs and Expenses

       The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Six months ended June 30
	2014	2015

Cost of revenues	$12,963	$5,626
Customer acquisition costs	115,542	35,143
Research and development	23,959	13,139
Selling and marketing	10,509	11,737
General and administrative	19,955	10,924
Gain on reversal of contingent consideration, net of impairment	-	(2,397)

Total Costs and Expenses	$182,928	$74,172

Cost of revenues

Cost of revenues consists primarily of salaries and related expenses, license fees, amortization of acquired technology and payments for content and server maintenance.

Cost of revenues remained 6% of revenues, decreasing by $7.3 million, or 57%, from $13.0 million in the six months ended June 30, 2014, to $5.6 million in the six months ended June 30, 2015. The decrease is primarily attributable to a $5.4 million decrease in amortization of intangible assets, as a result of an impairment of certain intangible assets in the fourth quarter of 2014. In addition, our hosting expenses decreased by approximately $2.3 million due to the reduction in the search revenue volume.

Customer acquisition costs

Customer acquisition costs (“CAC”) consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. These amounts are primarily based on fixed fee arrangements and on revenue share agreements with our traffic sources.

CAC decreased by $80.4 million, or 70%, from $115.5 million in the six months ended June 30, 2014, to $35.1 million in the six months ended June 30, 2015. Due to the lower level of return and more importantly the lack of visibility regarding future returns from newly acquired customers, we decided to engage fewer but higher margin software developing partners. Furthermore, in order to mitigate some of the risk inherent in paying up front for customers, while lacking visibility regarding the generation of future revenues by the users of our partners' software, starting in the third quarter of 2014, we have been gradually shifting our model, with an emphasis on revenue share agreements instead of fixed fee arrangements paid in advance. In addition, $12.7 million of customer acquisition costs were deducted directly from revenues in the first six months of 2015. We expect to maintain this reduced level of investment in CAC in the foreseeable future.

Research and development expenses

Research and development expenses ("R&D") consist primarily of salaries and other personnel-related expenses for employees primarily engaged in developing our products, our search monetization tools and our advertising platforms for mobile app developers, as well as allocated facilities costs, subcontractors and consulting fees in connection with our development activities.

R&D decreased by $10.8 million, or 45%, from $24.0 million in the six months ended June 30, 2014, to $13.1 million in the six months ended June 30, 2015. The decrease is primarily attributable to the restructuring of our search monetization business in November 2014, including a head count reduction as well as other cost saving measures, such as the consolidation of our Israeli offices. In addition, in the first six months of 2015, $1.3 million was capitalized, representing mainly compensation expenses for employees engaged in the development of our mobile advertising platform.

Selling and marketing expenses

Selling and marketing expenses ("S&M") consist primarily of salaries and other personnel-related expenses for employees primarily engaged in sales and marketing activities, allocated facilities costs, as well as other outsourced marketing activity.

S&M increased by $1.2 million, or 12%, from $10.5 million in the six months ended June 30, 2014, to $11.7 million in the six months ended June 30, 2015. The increase is primarily attributable to expenses related to the acquisition of Grow Mobile and MMR in July 2014 and February 2015, respectively, offset by a decrease in expenses resulting from the restructuring of our search monetization business in November 2014.

General and administrative expenses

General and administrative expenses ("G&A") consist primarily of salaries and other personnel-related expenses for general executive, financial, legal, human resources, and other administrative personnel, as well as professional services, including investor relations, legal, accounting and other consulting services, insurance fees and other general corporate expenses.

G&A decreased by $9.0 million, or 45%, from $20.0 million in the six months ended June 30, 2014, to $10.9 million in the six months ended June 30, 2015. The decrease is primarily attributable to decreases of $3.8 million in share based compensation and $3.0 million of acquisition related expenses, as well as other cost reductions to match the level of operation in 2015.

Gain on reversal of contingent consideration net of impairment

•
On July 8, 2015, we entered into an agreement with Grow Mobile's former security holders and with their representative, which amends the acquisition agreement that was signed in July 2014 (the “Amendment”). The Amendment canceled the additional milestones-based contingent consideration that could have been paid to Grow Mobile’s security holders under certain conditions and, in exchange, we paid $1.5 million in cash and $1.0 million in the form of 315,263 shares (the “Release Payment”). As a result of the Amendment, we recorded a net gain of $6.6 million, comprised of the reversal of the previously accrued contingent payment in the amount of $9.1 million, net of the $2.5 million accrual of the Release Payment. Such gain is included in gain on reversal of contingent consideration, net of impairment in the statement of income for the six months ended on June 30, 2015.

•
In June 2015, we performed an impairment review of several intangible assets that were recognized in connection with the acquisition of Grow Mobile, which resulted in impairments of $4,167 that are included in gain on reversal of contingent consideration net of impairment in the statement of income for the six months ended June 30, 2015.

Taxes on income

A significant portion of our income is taxed in Israel. The standard corporate tax rate in Israel for 2014 and 2015 is 26.5%. With respect to our Israeli operations, we have elected to implement a tax incentive program pursuant to a 2011 Israeli tax reform, referred to as a "Preferred Enterprise," according to which a reduced tax rate of 16.0% is applied to our preferred income in 2014 and 2015.

Taxes on income decreased by $2.5 million, or 28%, to $6.5 million in the six months ended June 30, 2015, as compared to $9.1 million in the six months ended June 30, 2014. The decrease in the income tax amount is primarily attributable to our reduced net income before taxes as a result of the decrease in our search generated revenues. The effective tax rate for the six months ended 2015 was 25.6% compared to 22.3% in the same period last year. The increase in the effective tax rate is primarily due to losses for which a deferred tax asset was not recognized.

Net income

Net income decreased by $12.5 million, or 40%, from $31.5 million in the six months ended June 30, 2014, to $19.0 million in the six months ended June 30, 2015. The decrease resulted primarily from the decrease in our revenues, net of CAC, in the amount of $43.3 million, partially offset by a gain on the reversal of contingent consideration, net of impairment, in the amount of $2.4 million, a decrease in the amortization of intangible assets of $5.9 million, a decrease in our share based compensation expenses of $5.0 million, a decrease in acquisition related costs of $2.7 million and other significant cost saving measures, mostly attributable to the restructuring of our search monetization business in November 2014 and the consolidation of our Israeli offices.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2015, we had $127.9 million in cash, cash equivalents and short-term deposits, compared to $116.2 million at December 31, 2014. The $11.7 million increase is the result of $20.0 million cash provided by operating activities, partially offset by $4.5 million cash paid for the acquisition of Make Me Reach, $2.6 million used in other investing activities and $1.2 million repayment of long term loans.

For the six months ended 2014 and 2015, our cash flows were as follows (in thousands of U.S. dollars):

	Six months ended June 30
	2014	2015

Net cash provided by operating activities	$21,910	$19,964
Net cash provided by (used in) investing activities	$14,663	$(47,754)
Net cash used in financing activities	$(1,971)	$(1,136)

	$34,602	$(28,926)

Net cash provided by operating activities

In the six months ended June 30, 2015, our operating activities provided cash in the amount of $20.0 million, primarily due to net income of $19.0 million, increased by non-cash depreciation and amortization of $4.6 million, impairment expenses of $4.2 million, non-cash share-based compensation expenses of $3.3 million and other non-cash operating expenses of $2.9 million, partially offset by a decrease of $5.6 million in the payment obligation related to acquisition and by net changes of $8.4 million in operating assets and liabilities.

In the six months ended June 30, 2014, our operating activities provided cash in the amount of $21.9 million, primarily due to a net income of $31.5 million, increased by non-cash depreciation and amortization in the amount $10.2 million, non-cash share-based compensation expenses of $8.3 million and other non-cash operating expenses of $1.2 million, partially offset by an increase in accounts receivable of $36.3 million and net changes in other operating assets and liabilities of $6.9 million.

Net cash provided by (used in) investing activities

In the six months ended June 30, 2015, our investing activities used cash in the amount of $47.8 million, primarily due to a $40.7 million deposit in short-term bank deposits, $4.5 million in cash used for the acquisition of Make Me Reach, $1.4 million invested in the purchase of property and equipment and $1.2 million for the capitalization of development costs.

In the six months ended June 30, 2014, our investing activities provided cash in the amount of $14.7 million, primarily due to the cash acquired through the deemed reverse acquisition of Perion in the amount of $23.4 million, offset by purchase of equipment in the amount of $7.6 million in connection with our move to new headquarters and an increase in restricted cash of $1.1 million.

Net cash used in financing activities

In the six months ended June 30, 2015, our financing activities used $1.1 million for repayments of long-term loans.

In the six months ended June 30, 2014, our financing activities used cash in the amount of $2.0 million, primarily due to the $2.5 million of payment made in connection of a prior acquisition and a $1.2 million repayment of long-term loans, partially offset by proceeds from the exercise of stock options in the amount of $1.1 million.

Credit Facilities

As of June 30, 2015, we had bank loans outstanding in the amount of $3.1 million to be paid over the next one to two years, including $0.8 million classified as long term debt and $2.3 million as current maturities. In order to secure our obligations to the banks, we have in place negative pledges for the benefit of the banks and liens over other deposits deposited with the banks from time to time.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the “Bonds”). The Bonds have an aggregate principal amount of approximately ILS 143.5 million (approximately $38.1 million as of June 30, 2015) at a price of ILS 965 per unit of ILS 1,000 par value. We received total net proceeds of approximately ILS 136.4 million (approximately $36.2 million as of June 30, 2015). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 4.27 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.9 per share as of June 30, 2015). The principal of the Bonds are repayable in five equal annual installments commencing on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increase to up to 6% in the event of downgrades of our debt rating. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

As of June 30, 2015, we were in compliance with all of the financial covenants governing the Bonds.

Financing Needs

We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans. An important part of our growth and diversification strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.